SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of February, 2023

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY

(Translation of Registrant's name into English)

Rua da Quitanda, 196 – 24th floor,
Centro, CEP 20091-005,
Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

1 CA/CAAS Rua da Quitanda, no. 196, 25th floor. 22210-030 Rio de Janeiro - RJ RCA 965, of 01.27.2023.

CERTIFICATE

MINUTES OF THE NINETY-SIXTH MEETING OF THE BOARD OF DIRECTORS OF CENTRAIS ELÉTRICAS BRASILEIRAS S.A. – ELETROBRAS

NIRE 3330034676-7/CNPJ No. 00001180/0001-26

It is hereby certified, for all due purposes, that the 965th meeting of the Board of Directors of Centrais Elétricas Brasileiras S.A. – Eletrobras ("Company" or "Eletrobras") was held at 08:04 a.m. on the twenty-seventh day of January in the year two thousand and twenty-three, with the closing of the works registered on this same day at 7:10 p.m. The meeting took place at the headquarters of the company Furnas, located at Rua Graça Aranha, 26, 20th floor – Centro – Rio de Janeiro – RJ. In person, Board Member IVAN DE SOUZA MONTEIRO (ISM) assumed the chairmanship of the proceedings. The Directors CARLOS EDUARDO RODRIGUES PEREIRA (CRP), DANIEL ALVES FERREIRA (DAF), FELIPE VILLELA DIAS (FVD), MARCELO DE SIQUEIRA FREITAS (MSF), MARCELO GASPARINO DA SILVA (MGS), MARISETE FÁTIMA DADALD PEREIRA (MFP), PEDRO BATISTA DE LIMA FILHO (PBL) and VICENTE FALCONI CAMPOS (VFC) attended the meeting in person. There was no record of absence from the meeting, thus understood as non-participation in any segment of the conclave. The council was hosted by Governance Superintendent BRUNO KLAPPER LOPES (BKL) with the support of Governance Secretary FERNANDO KHOURY FRANCISCO JUNIOR (FKJ). President WILSON FERREIRA JR (WFJ) and Legal Director JOSÉ EDUARDO GUIMARÃES BARROS (JGB) attended the meeting in person, as guests.QUOROM TO OPEN THE MEETING AND TO PASS RESOLUTIONS: As prescribed in art. 25, head provision, of Eletrobras' Articles of Incorporation, the resolutions of this conclave must be opened with the presence of the majority of its members, and its resolutions must be passed, as a general rule, by the majority of those present, except in the cases of a qualified quorum described in art. 26 of the Articles of Incorporation. The meeting was held with the presence of nine members, in compliance with the minimum quorum of five members in order to open the meeting and with a minimum quorum of five members for passing resolutions, except in cases where there is an explicit record of changes in the quorum of those present at the time of the resolution. The prior declaration of conflict of interest by the Director and/or his/her momentary absence from the conclave entail their removal for the purpose of calculating the respective minimum quorum for resolution. DECISIONS: DEL-005/2023. Review of the Internal Regulations of the Statutory Audit and Risk Committee (CAE) and Election of a member to the Statutory Audit and Risk Committee. The Board of Directors of Centrais Elétricas Brasileiras S.A. – Eletrobras, in the use of its statutory attributions, and embodied in the rapporteur's presentation, in the documents listed below, in the manifestation issued by the Statutory Audit and Risks Committee – CAE at its 285th meeting inaugurated on 01.18.2023, and in the related support material made available by the Governance Secretariat, RESOLVED: 1. approve the review of the Internal Regulations of the Statutory Audit and Risk Committee – CAE, pursuant to the attached draft, with effect from 02.01.2023; 2. approve the election (second renewal) of Mr. LUÍS HENRIQUE BASSI ALMEIDA, Brazilian, married, electrical engineer, bearer of Identity Card No. 1.646.388, issued by SSP/DF on 06/06/2007, enrolled with the CPF under No. 846.703.121-20, resident and domiciled at SCEN Trecho 1 Conjunto 36 Bloco G Apto 307, Condomínio Ilhas do Lago, Bairro Asa Norte, Brasília/DF, for an external member of the Statutory Audit and Risks Committee - CAE, since he meets the special requirements for investiture of Brazilian legislation, including the provisions of §5 of art. 31-C of CVM Resolution No. 23, of February 25, 2021, and also meets the criteria of independence established by US legislation, starting his third term of 2 (two) years on 02.22.2023, and subject to the effectiveness of the mandate to the signature of the respective Term of Possession within the period indicated in art. 149, §1, of Law 6.404/76; 3.ratify the composition and terms of office of the CAE, under the terms below:

Information Classification: DEL-005/2023: Public; DEL-007/2023: Confidential; DEL-010/2023: Internal. Classification of the information and the review of its classification, including after the resolution, are the duties of the manager of the organizational unit responsible for the matter, pursuant to item 6.2.2 of Standard EDO-03/2017, approved by RES-453/2017.

2 CA/CAAS Rua da Quitanda, no. 196, 25th floor. 22210-030 Rio de Janeiro - RJ RCA 965, of 01.27.2023.

JERÔNIMO ANTUNES – Coordinator and Member (specialist in corporate accounting and financial expert)	Term of Office: from 05.14.2021 to 05.14.2023
LUÍS HENRIQUE BASSI ALMEIDA – External Member	1st Term of Office: from 02.22.2019 to 02.22.2021 2nd Term of Office: from 02.22.2021 to 02.22.2023 3rd Term of Office: 02.22.2023 to 02.22.2025
FELIPE VILLELA DIAS - Member	1st Term of office: from 05.28.2019 to 05.28.2021 2nd Term of office: from 05.28.2021 to 05.28.2023
DANIEL ALVES FERREIRA - Member	1st Term of Office: from 06.01.2019 to 06.01.2021 2nd Term of Office: from 06.01.2021 to 06.01.2023
LUIZ CARLOS NANNINI – External Member (specialist in corporate accounting and financial expert)	1st Term of Office: from 05.11.2020 to 05.11.2022 2nd Term of office: from 05.11.2022 to 05.11.2024

4. revoke, as of 02.01.2023, all provisions to the contrary, including DEL-112, of 05.27.2021; 5. determine that the Governance Superintendence – DCG, the Governance Secretariat – DCGG, the Executive Secretariat – DCGS, the Communication Superintendence – DRC, the Investor Relations Superintendence – DFR and the Regulatory Compliance Department – DCCN, each within its scope of action, adopt the necessary measures to comply with this Resolution. DEL-007/2023. Implementation of the New Compensation Approved at Eletrobras' 184th EGM: approval of Eletrobras' Restricted Stock-Based Compensation Program and the contractual models for granting restricted shares. DEL-010/2023. Policy for Disclosure of Material Information and Trading of Securities of Eletrobras Companies – version 3.0. RES 016, of 01.09.2023. The Board of Directors of Centrais Elétricas Brasileiras S.A. – Eletrobras, in the use of its attributions, embodied in the favorable opinion of the Strategy, Governance and Sustainability Committee – RCEGS at its 37th meeting held on 01.24.2023, in the support material and in the documents below, RESOLVED: Resolution of the Executive Board No. 016, of 01.09.2023; Report to the Executive Board DF-004, of 01.09.2023; Executive Summary DFR-002, of 01.17.2023; 1. approve the Policy for Disclosure of Material Information and Trading of Securities of the Eletrobras Companies version 3.0, in accordance with the attached draft; 2. approve the revocation of the Policy for Disclosure and Use of Material Information and Trading, version 2.0, of 03/30/2022; 3. appoint the Chief Financial and Investor Relations Officer as responsible for the execution and monitoring of the Policy provided for in item 1 above; 4. determine that the Financial and Investor Relations Board – DF, through the Superintendence of Investor Relations – DFR, the Secretariat of Governance – DCGG and the Executive Secretariat – DCGS adopt, each within its scope of action, the necessary measures to comply with this Resolution. This certificate is drawn up and signed by me, FERNANDO KHOURY FRANCISCO JUNIOR, Governance Secretary of Eletrobras.

Rio de Janeiro, February 15, 2023.

FERNANDO KHOURY FRANCISCO JUNIOR

Governance Secretary

Information Classification: DEL-005/2023: Public; DEL-007/2023: Confidential; DEL-010/2023: Internal. Classification of the information and the review of its classification, including after the resolution, are the duties of the manager of the organizational unit responsible for the matter, pursuant to item 6.2.2 of Standard EDO-03/2017, approved by RES-453/2017.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 16, 2023

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Elvira Baracuhy Cavalcanti Presta
Elvira Baracuhy Cavalcanti Presta CFO and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.